SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM N-8A

                NOTIFICATION OF REGISTRATION FILED PURSUANT
           TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  FORTRESS BROOKDALE INVESTMENT FUND LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1301 Avenue of the Americas
42nd Floor
New York, NY 10019

Telephone Number (including area code):

(212) 798-6100

Name and address of agent for service of process:

The Corporation Trust Company
1209 Orange Street
Wilmington, Delaware 19801

With copies of Notices and Communications to:

Michael Hoffman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036


Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: YES [ ] NO [ X]

Additional Information:

1.    Exact name of Registrant:  Fortress Brookdale Investment Fund LLC
2.    State and date of organization:  Delaware, August 31, 2000
3.    Form of organization:  Delaware limited liability company
4.5.  Classification of Registrant:  Closed-end, non-diversified
6. Adviser: FIG Advisors LLC, 1301 Avenue of the Americas, 42nd Floor, New York, NY 10019
7.    Managers:  Wesley R. Edens; Dennis Porterfield
      Officers:  Wesley R. Edens, Chairman and Chief Executive Officer;
      Robert I. Kauffman, President; Randal A. Nardone, Vice President,
      Chief Operating Officer and Secretary; Erik P. Nygaard, Vice President and Chief Information Officer; Gregory F. Hughes, Vice President,
      Chief Financial Officer and Treasurer and Lilly Donohue, Assistant
      Secretary
      The address for each of the managers and officers is:
      c/o Fortress Brookdale Investment Fund LLC 1301 Avenue of the Americas, 42nd Floor, New York, NY 10019
8.    Not Applicable
9a.c. The Registrant is not, nor does it propose, to offer its securities to the public
9b.   NOT APPLICABLE
9d.   The Registrant does not have any securities issued and outstanding
9e.   NOT APPLICABLE
10.   The current value of the Registrant's total assets is $0.
11. The Registrant has not applied, nor does it intend to apply, for a license to operate as a small business investment company
12.   NOT APPLICABLE



                                 SIGNATURE

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of New York and in the State of New York on the 13th day of September, 2000.

                                     Fortress Brookdale Investment Fund LLC
                                            (REGISTRANT)



                                     By:    /s/ Wesley R .Edens
                                         ------------------------------------
                                           Name: Wesley R .Edens
                                           Title: Manager

Attest:  /s/ Lilly Donohue
        ------------------------
        Name:  Lilly Donohue
        Title: Assistant Secretary